Exhibit 99.1

FEMSA ANNOUNCES THE TOTAL CONSIDERATION FOR ITS PREVIOUSLY ANNOUNCED TENDER OFFERS

March 2, 2023

MONTERREY, MEXICO – FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) (“FEMSA”) today announced the total consideration for its previously announced offers to purchase for cash FEMSA’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding accrued interest and additional amounts, if any (the “Aggregate Purchase Price”), of up to US$2.0 billion (the “Tender Cap”), subject to the acceptance priority procedures and proration described in the Offer to Purchase (as defined below) from registered holders of the Notes (each a “Holder” and, collectively, the “Holders”). We refer to our offer to purchase each series of Notes as an “Offer” and collectively as the “Offers.” The Offers are being made pursuant to the terms and subject to the conditions set forth in the amended and restated offer to purchase dated February 17, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”).

The following table sets forth certain information about the Offers, including the total consideration (the “Total Consideration”) payable for the Notes validly tendered (and not validly withdrawn) on or prior to 2:00 a.m., New York City time, on March 3, 2023 (such time and date, as the same may be extended with respect to an Offer, the “Early Tender Time”), in each case as calculated at 11:00 a.m., New York City time, today, March 2, 2023, and that are validly accepted for purchase by FEMSA.

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference Security/ Interpolated Mid-Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)(1)	Repurchase Yield	Total Consideration(2)
3.500% Senior Notes due 2050(3)	344419 AC0 / US344419AC03	US$2,500,000,000	1	4.00% U.S. Treasury Note due 11/15/52	PX1	+ 120	5.222%	US$752.78
4.375% Senior Notes due 2043	344419 AB2 / US344419AB20	US$700,000,000	2	4.00% U.S. Treasury Note due 11/15/42	PX1	+ 120	5.448%	US$869.57
0.500% Senior Notes due 2028	-/ XS2337285519	€700,000,000	3	2028 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+ 30	3.740%	€848.76
1.000% Senior Notes due 2033	-/ XS2337285865	€500,000,000	4	2033 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+ 70	4.010%	€751.49

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(1)	The Total Consideration payable per each US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered for purchase, calculated in accordance with the formulas set forth in Schedule I and Schedule II to the Offer to Purchase, based on the fixed spread specified in the table above for such series of Notes, plus the yield of the specified Reference Security/ Interpolated Mid-Swap Rate for that series as determined from the Bloomberg Reference Page specified in the table above as of 11:00 a.m., New York City time today, March 2, 2023. The Total Consideration for each series of Notes includes an early tender premium in the amount of US$30 per US$1,000 or €30 per €1,000, as applicable, principal amount of Notes validly tendered on or prior to the Early Tender Time (and not validly withdrawn) and accepted for purchase pursuant to the Offers (the “Early Tender Premium”).
(2)	Per US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered on or prior to the Early Tender Time (and not validly withdrawn) and accepted for purchase pursuant to the Offers.
(3)	The par call date for this series of Notes is July 16, 2049.

The Offers will expire at 11:59 p.m., New York City time, on March 16, 2023, unless extended or earlier terminated with respect to an Offer (such time and date, as the same may be extended or earlier terminated with respect to an Offer, the “Expiration Time”). In order to be eligible to receive the applicable Total Consideration, Holders must validly tender (and not validly withdraw) their Notes on or prior to the Early Tender Time.

Holders of Notes that validly tendered (and not validly withdrawn) on or prior to the Early Tender Time and whose Notes have been accepted for purchase are entitled to receive the applicable Total Consideration set forth in the table above, which includes the Early Tender Premium, and to receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Initial Settlement Date (as defined below), and additional amounts, if any, as further described in the Offer to Purchase.

Tendered Notes can only be withdrawn prior to Early Tender Time, except as may be required by the applicable law.

The initial settlement date on which FEMSA will make payment for Notes tendered (and not validly withdrawn) on or before the Early Tender Time and accepted in the Offers is expected to be March 7, 2023 (the “Initial Settlement Date”).

Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The exchange rate used to determine if the Aggregate Purchase Price exceeds the Tender Cap is US$1.06 per €1.00, calculated as of 11:00 a.m., New York City time today, March 2, 2023, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

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FEMSA has engaged BofA Securities, Inc. as dealer manager in connection with the Offers (the “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which FEMSA is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on FEMSA’s behalf by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect) or (+44) (207) 996 5420. Requests for additional copies of the Offer to Purchase and related documents may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

FEMSA Forward Announcement

The offers described above form an integral part of the series of strategic initiatives announced by FEMSA on February 15, 2023, as a result of a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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